

June 13, 2013

Via E-mail
Andrew B. Nace
Keystone Consolidated Industries, Inc.
Three Lincoln Centre, Suite 1700
5430 LBJ Freeway
Dallas, Texas 75240-2694

> **Re: Keystone Consolidated Industries, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed June 7, 2013**
> **File No. 005-31481**

Dear Mr. Nace:

We have reviewed your amendment and your letter dated June 7, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Rule 13e-3(f)(1)(iii) requires that the company promptly disseminate disclosure of material changes to the information required by Rule 13e-3(d) in a manner reasonably calculated to inform security holders. Please provide us with an analysis as to your compliance with this Rule.

Background of the Merger, page 8

2.   We note the response to comment 1 in our letter dated June 6, 2013. It appears that Mr. Simmons is engaged in the going-private transaction by virtue of his control of Contran, which in turn, owns at least 90.4% of the outstanding common stock of Keystone. Please revise to identify him as a filing person. See also prior comment 2.

3.   We note the response to comment 3 in our letter dated June 6, 2013, including the assertion that the stock purchase transactions conducted from August 2011 to April 2013 "did not have a reasonable likelihood of producing, or a purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii)[.]" Please note that Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction, but is effected as a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. For guidance, see Q & A No. 4 of Exchange Act Release No. 34-17719 and *In the Matter of William A. Wilkerson and The Phoenix Group of Florida, Inc.*, Exchange Act Release No. 34-48703. Furthermore, in the absence of a purpose, the determination as to whether a transaction or series of transactions is likely to produce any of the Rule's specified effects must take into account past, current and planned transactions. To that end, please provide us with additional analysis as to why the aforementioned purchase transactions were not first steps in a series of transactions that cumulatively had a reasonable likelihood of producing a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii).

4.   Please identify in your response letter the third parties from whom Contran purchased shares of Keystone Consolidated Industries in the August 2011 and April 2013 stock purchase transactions. If any of the sellers were entities, please identify the natural persons who controlled those entities.

Special Factors, page 10

Purposes, Alternatives, Reasons and Effects of the Merger, page 10

Effects, page 11

5.   Please revise to disclose the effect that the transaction will have on each affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Fairness of the Merger, page 13

6.   We note the response to comment 6 in our letter dated June 6, 2013. Refer to the following sentence in your amendment: "Based upon these calculations and the Filing Persons' judgment, knowledge of KCI's business, knowledge of the comparable companies and KCI's relative ranking and position in comparison to the comparable companies (including the Risk Analysis Rankings on page 16 and the Comparable Income Statement Analysis on page 17), the Filing Persons determined the Selected Multiple Range illustrated in the table below." Please revise to explain further how the filing persons arrived at the selected multiple ranges in the table on page 15.

7.   Where the filing persons refer to their conclusion that the merger "is fair to the holders of common stock of KCI other than the Contran and Merger Sub," or "other than the Filing

Persons," please revise to disclose the filing persons' conclusion with respect to "unaffiliated" security holders, a slightly different delineation. See Item 1014(a) of Regulation M-A.

Please direct any questions to me at (202) 551-3317 or, in my absence, Perry J. Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions